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PROSPECTUS SUPPLEMENT                                     Filed Pursuant to Rule
(To Prospectus dated December 10, 1998)                        424(b)(3) and (c)
                                                           File Number 333-63141

The Prospectus Supplement is intended to be read in conjunction with the Prospectus dated December 10, 1998 (collectively, the "Prospectus"). Capitalized terms used in this Prospectus Supplement and not otherwise defined have the same meanings as in the Prospectus.

Recent Developments.

Acquisition of Transatlantic Fiberoptic Capacity
On December 29, 1998, the Company entered into a series of agreements with affiliates of Global Crossing Ltd. providing for the acquisition of an indefeasible right to use ("IRU") capacity on a fiber optic cable system between the U.S. and the United Kingdom. The agreements, which have 25 year terms, provide for the Company to pay affiliates of Global Crossing Ltd. up to approximately $8.3 million for the capacity in installments during December 1998 and the first quarter of 1999. The Company will use up to approximately $8.3 million of the net proceeds of the offering for such payments. The Company acquired this capacity as part of its global ISX strategy. As the principal component of this strategy, the Company intends to make investments in joint ventures and foreign companies that can develop ISX facilities in Europe and Asia. In the short term, the Company plans to resell all or a portion of the additional capacity. The Company may enter into IRUs or other types of arrangements to secure capacity for Europe, Asia and/or the Pacific Rim. Such agreements may require the Company to make substantial up front payments for long-term capacity that would require the Company to seek additional debt or equity financing. No assurance can be given that additional financing will be available or that, if available, will be available on terms favorable to the Company. See "Risk Factors - Uncertain Need and Availability of Additional Funding."

Management Changes
In December 1998, the Company hired Van D. Jepson as Vice President of Marketing. From 1997 to December 1998, Mr. Jepson was with Marimba, Inc., most recently as the Director, Worldwide Field Marketing, and from 1990 to 1997, Mr. Jepson was a Marketing Director at Sun Microsystems, Inc. In addition, the Company has selected Mark Kaleem to serve as its new Vice President of Sales effective January 4, 1999. From September 1998 to present, Mr. Kaleem served as Managing Director of National Accounts. From December 1997 to August 1998, Mr. Kaleem was the proprietor of Unetix International. From June 1996 to October 1997, Mr. Kaleem was the Vice President, Corporate Development and Strategic Planning of Infospace, Inc. and from 1992 to November 1995 he was the President of ComTrade, Inc. Mr. Kaleem will replace Lori Barth, the Company's Vice President of Sales, who has resigned effective January 4, 1999.

           The date of this Prospectus Supplement is December 29, 1998